Exhibit 99.1



For More Information Contact:

MEDIA CONTACTS:
Elan                                      Biogen Idec
Davia B. Temin                            Amy Brockelman
Ph: 212 407 5740                          Ph: 617 914 6524
Elizabeth Headon
353-1-498-0300

INVESTOR CONTACTS:
Elan                                      Biogen Idec
Emer Reynolds                             Oscar Velastegui
Ph: 353 1 709 4000                        Ph: 617 679 2812
Chris Burns
800 252 3526



           ELAN AND BIOGEN IDEC ANNOUNCE TYSABRI(R) SAFETY EVALUATION FINDINGS IN CROHN'S DISEASE AND RHEUMATOID ARTHRITIS PATIENTS

        TYSABRI Safety Evaluation Complete; No New Confirmed Cases of PML

Dublin, Ireland and Cambridge, MA ----- October 17, 2005 - Elan Corporation, plc (NYSE: ELN) and Biogen Idec (NASDAQ: BIIB) announced today that findings from their safety evaluation of TYSABRI(R) (natalizumab) in patients with Crohn's disease (CD) and rheumatoid arthritis (RA) resulted in no new confirmed cases of progressive multifocal leukoencephalopathy (PML). The companies have previously reported that findings from their safety evaluation of TYSABRI in patients with multiple sclerosis (MS) resulted in no new confirmed cases of PML. Three confirmed cases of PML were previously reported, two of which were fatal. The TYSABRI safety evaluation is now complete.

On September 26, 2005 the companies announced that they submitted a supplemental Biologics License Application for TYSABRI to the U.S. Food and Drug Administration (FDA) for the treatment of MS. The companies also recently submitted a similar data package to the European Medicines Agency.

More than 1,500 CD and RA patients from clinical trials were eligible for the safety evaluation. A total of 88% of these patients participated in the safety evaluation. In total, 98% of the patients participating in the evaluation had a neurological exam by a consultant neurologist and an MRI exam.

On February 28, 2005, Biogen Idec and Elan announced that they voluntarily suspended TYSABRI from the U.S. market and all ongoing clinical trials based on reports of PML, a rare and potentially fatal, demyelinating disease of the central nervous system.


About Elan
Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. Elan shares trade on the New York, London and Dublin Stock Exchanges. For additional information about the company, please visit http://www.elan.com.

About Biogen Idec
Biogen Idec creates new standards of care in oncology, neurology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labeling, press releases and additional information about the company, please visit http://www.biogenidec.com.



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